  Exhibit 3          1

Oi S.A. – IN JUDICIAL REORGANIZATION

CORPORATE TAXPAYERS’ REGISTRY

(CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) 33.30029520-8

PUBLICLY HELD COMPANY

MINUTES OF THE 183rd MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 5th, 2018

I. DATE, TIME AND PLACE: March 5th, 2018 at 5 pm, at Praia de Botafogo No. 300, 11th floor, suite 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro. II. CALL NOTICE: By individual messages sent to the Board Members. III. QUORUM AND ATTENDANCE: The totality of the Board Members were present and signed below. Participating via audioconference were the board members Luís Palha da Silva, Marcos Duarte Santos, Ricardo Reisen de Pinho and Pedro Zañartu Gubert Morais Leitão. Participating in their capacities as representatives of the Company, Mssrs. Eurico de Jesus Teles Neto, Carlos Augusto Machado Pereira de Almeida Brandão, Eduardo Ajuz Coelho, Luciene Sherique Antaki and Arthur Jose Lavatori Correa. Present in their capacities as advisors to the company were the representatives from Laplace,  Mssrs. Francesco Marinoni, Stephan Mancini and Pablo Magalhães, Mr. José Augusto da Gama Figueira and the attorneys Rafael Padilha Calábria and Antonio Reinaldo Rabelo Filho. Participating via audioconferece as representative of the Fiscal Council was Mr. Gilberto Braga. In compliance with Item d.1 of Agreement No. 3/2017/CD of the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações – Anatel), Mssrs. Rodrigo Vieitas Sarruf de Almeida, Luiz Sérgio Vieira Fernandes and Jorge Ernesto Sanchez Ruiz also participated in the meeting, the last participate via video conference. IV. Board: Chairman: Mr. José Mauro M. Carneiro da Cunha; Secretary: Mrs. Luciene Sherique Antaki. V. AGENDA: (1) Company’s capital increase, pursuant to a capitalization of some of the unsecured credits of the Qualified Bondholders, with the issuance of new common shares and bonuses that will be granted to the subscriber of the shares part of the increase, in accordance with the Judicial Reorganization Plan (“Credits’ Capitalization”). VI. Resolutions: The Chairman started the meeting and opened the floor for Mssrs. Eurico Teles, Carlos Brandão, and Eduardo Ajuz, who made a brief explanation about (i) the Credits’ Capitalization conditions, as set forth in Clauses 4.3.3.2 and 4.3.3.5 of the Judicial Reorganization Plan approved by the Creditors’ General Meeting and ratified by the Judicial Reorganization Court (“Plan”) (ii) the fact that the Judicial Reorganization Plan Court had postponed the term for Qualified Bondholders to declare their interest in the payment option that provides the conversion of debt in equity interest, as already proscribed by the Plan, and (iii) the necessary measures to the enforceability of the Plan and the compliance with the applicable U.S. laws and regulations. Mr. Luís Palha then indicated his discomfort with the appointment of three Board meetings on consecutive days, as he felt that the single item on the Agenda of this meeting could have been included in the agenda of one of the other previously scheduled meetings, which would make it easier for the board members to travel. Following this, Mr. Luís Palha informed that the arbitration proceeding initiated by Bratel S.A.RL in the Market Arbitration Chamber of B3, with a preliminary ruling rendered by the Emergency Arbitrator, would prevent the Board from deliberating on the Order of the Day, under penalty of fine. Mr. Eurico Teles clarified that although the Company did not have access until the moment of the meeting to the full content of such proceeding and its preliminary decision, rendered without knowledge or manifestation by the Company, as noted by Counselor Luís Palha, does not preclude any Board decision. He also emphasized that the exclusive jurisdiction to deal with issues related to the Judicial Reorganization is the 7th Corporate Court of the disctict of Rio de Janeiro, as already established in a STJ decision on jurisdiction conflict. With respect to the call of the meeting, it was informed that the deadlines set forth in the Company's Bylaws were met, in line with several other recent meetings, which is understandable given the Company's momentum. Finally, Mr. Eurico Teles informed that on this date the request made by Bratel itself was denied by the debtor-drawer of the Judicial Recovery process, with the purpose of suspending any Board resolution that may eventually approve a capital increase. Thereafter, the Directors assessed and discussed the subject and by majority approved the Credits’ Capitalization, complying with the authorized capital limitation set forth in the Company’s bylaws, through the capitalization of part of the Unsecured Credits of the Qualified Bondholders in accordance with the provisions set forth in the Plan and with article 171, paragraph 2nd of Law No. 6,404/76. The Company's proposal was approved by a majority vote, with the dissenting vote of the Members Luís Palha and Pedro Leitão, who presented a statement separately, which is filed at the Board Secretariat. Counselor Hélio Costa, when expressing his vote in favor, considered the need to comply with the previous conditions established. The Board delegated powers to the Management to take all necessary steps to implement the capital increase, including to obtain all necessary governmental authorizations. The Credits’ Capitalization will be undertaken by the issuance of, at least, one billion, thirty nine million, eight hundred and sixty eight thousand, four hundred and seventy nine (1,039,868,479) and, not exceeding one billion, seven hundred and fifty six million, fifty four thousand, one hundred and sixty three (1,756,054,163) new common shares, nominative and without par value, with an issuance price of BRL 7.00 (seven reais), so that the total amount of the Credits’ Capitalization will be, at least, BRL 7,279,079,353.00 (seven billion, two hundred and seventy nine million, seventy nine thousand, three hundred and fifty three Brazilian reais) and, not exceeding BRL 12,292,379,141.00 (twelve billion, two hundred and ninety two million, three hundred and seventy nine thousand, one hundred and forty one Brazilian reais), respecting the authorized capital limitation and paid with the capitalization of part of the credits held by holders of the OI Group company’s issued bonds which are in process of judicial reorganization and dully reflected in the Company’s financial statements. The whole amount of shares to be issued during the Credits’ Capitalization will depend on the choice of payments options made by the Qualified Bondholders and of the Exchange Offer to be undertaken to the Qualified Bondholders in the United States. The issuance of the maximum amount of new shares and bonuses resulting from the Credits’ Capitalization, as well as the exercise of the whole amount of the Bonuses, may cause a dilution of 70% (seventy per cent), on fully diluted basis, to the current shareholders of the Company. The capital increase resulting from the Credits’ Capitalization is subject to the right of first refusal of the current shareholders of OI as described below. The price of issuance of BRL 7.00 (seven Brazilian reais) was fixed, without an unjustified dilution to the current shareholders of the Company, in accordance with article 170, paragraph 1 of Law N. 6,404/76, based on independent negotiations undertaken between the Company and its creditors pursuant to the judicial reorganization and based on, among others, the Company’s future profitability perspective. The Company’s common issued shares resulting from the Credits’ Capitalization will grant to its holders the same rights, advantages and restrictions granted by the other common shares of the Company’s issuance, including receipt of dividends and / or interest on own capital declared by the Company from the date the capital increase resulting from the Credits’ Capitalization is ratified by the Board of Directors. The shares issued from the Credits’ Capitalization may be subscribed by the shareholders of the Company, through the right of first refusal, in cash, within a minimum period of thirty (30) calendar days, pursuant to the notice to the shareholders that will inform the beginning of the period for exercising the right of first refusal (“Notice to the Shareholders”), which will be made on the date that the shares will be traded on the ex-subscription rights. In case of the exercise of the right of first refusal by the Shareholders of the Company, in cash, the amount of shares to be subscribed by the holders of the Unsecured Credits of the Qualified Bondholders will be reduced in a correspondent amount and the amount paid in the exercise of such right will be delivered to the holders of the capitalized credits pro rata to the credits held by each of them. Based on the maximum amount of the capital increase resulting from the Credits’ Capitalization and on the current Company’s shareholder structure, each one (1) common share and each one (1) preferred share will grant to its holder the right to subscribe 2,5989929669 common shares issued in the Credits’ Capitalization. The payment of the shares in escrow at B3 will follow their own rules and procedures of B3’s Central Securities Depository, while the payment of the shares in escrow with Banco do Brasil will follow their own rules and procedures. The shareholders will comply with the terms set forth in the Notice to the Shareholders, both regarding the exercise of the right of first refusal, and the payment of the shares connected to the referred right, in compliance with the terms set forth by B3 and Bando do Brasil. The Company’s Shareholders and the assignees of the right of first refusal will be ensured the right to participate in the apportionment of any unsubscribed shares during the term of the exercise of the right of first refusal. The percentage for the exercise of the right of subscription of unsubscribed shares will be obtained by the division of the amount of unsubscribed shares by the total amount of shares subscribed by those who have declared their interest in the unsubscribed shared during the period of the exercise of the right of first refusal, multiplying the obtained ratio by 100. There may be, at the administration’s discretion, one or more rounds of unsubscribed shares. The shares’ fractions resulting from the exercise of the right of first refusal, of the subscription of unsubscribed shared or of the apportionment of the shares will be disregarded. By the time of the exercise of the right of first refusal, the subscribers willing to subscribe unsubscribed shares during the period of the exercise of the right of first refusal must declare, in the Subscription Bulletin, their intention of subscribe unsubscribed shares, in case there are any. Ended the period of the exercise of the right of first refusal and the disclosure of the unsubscribed shares’ apportionment, the shareholders will indicate the amount of unsubscribed shares they are willing to subscribe, which may even be superior to the minimum amount of unsubscribed shares of which each of the shareholders are entitled to, pursuant to the declarations of interest in subscribe the unsubscribed shares. The shareholders must comply with the terms set forth in the Notice to the Shareholders both to the exercise of the right of first refusal and to the payment of the shares entitling such right, in compliance with the terms set forth by B3 and Banco do Brasil. After the effective subscription and payment of the new shares, and once the minimum value set forth is reached, the Credits’ Capitalization will be ratified totally or in part, depending on (i) the result of the choice process of the payment options by the Qualified Bondholders, which term was postponed to March 8th, 2018 as result of a decision by the Judicial Reorganization Court as of February 26, 2018 and (ii) an Exchange Offer that the Company will make to the Qualified Bondholders that opted for the referred payment option pursuant to the Plan. In case the whole amount of shares are subscribed, the Company’s capital stock will be BRL 33,730,753,295.00 (thirty three billion, seven hundred and thirty million, seven hundred and fifty three thousand, two hundred and ninety five Brazilian reais), being the new amount of the capital stock ratified in a new Board of Directors Meeting. In virtue of the possibility of the partial ratification of the capital increase resulting from the Credits’ Capitalization, the subscribers will be able to condition the subscription of the shares (i) to the subscription of the whole amount of shares part of the Credits’ Capitalization (maximum amount of BRL 12,292,379,141.00 (twelve billion, two hundred and ninety two million, three hundred and seventy nine thousand, one hundred and forty one Brazilian reais)), or (ii) to the subscription of the minimum amount of BRL 7,279,079,353.00 (seven billion, two hundred and seventy nine million, seventy nine thousand, three hundred and fifty three Brazilian reais) indicating, in hypothesis (ii), if will receive: (a) the total amount of subscribed shares or (b) the equivalent amount to the proportion between the number of shares effectively subscribed and the maximum number of shares subjected to the Capital Increase. If the subscriber does not make any declaration, it will be presumed the interest of the subscriber in receiving the total amount of subscribed shares that he or she detains. There will also be issued bonuses, observing the limits of the authorized capital, which will be granted to the subscribers of shares object to the capital increase related to the Credits’ Capitalization (“Bonuses”), with the following characteristics: (a) Amount of Bonuses: it will be issued an amount up to 135.081.089 (one hundred and thirty five million, eighty one thousand and eighty nine) Bonuses, considering the maximum value of the Capital Increase – Credits’ Capitalization, each 13.00000004 new common shares will grant right to one (1) Bonus, being void the delivery of fraction of Bonuses, which will always be disregarded; (b) Price of Issuance: the Bonuses will be granted to the shares’ subscribers pursuant to the capital increase, in accordance with article 77 of Law N. 6,404/76 and have as reference value BRL 7.00 (seven Brazilian reais), to be fully destined to the Company’s capital reserve; (c) Series: issued in a single series; (d) Amount of Shares: each Bonus will grant to its holder the right to subscribe one (1) common share; (e) Termination, Term and Form of Exercise: the bonuses will be exercisable at any time, at the holder sole discretion, starting as of one (1) year starting as from the date the capital increase resulting from the Credits’ Capitalization is ratified by the Board of Directors, for ninety (90) days. The beginning of the period of exercise will be anticipated in the following hypothesis: (i) disclosure of a Material Fact about the undertaking of the Capital Increase- New Resources set forth in Clause 6 of the Plan and in the Backstop Agreement; or (ii) in case of any transaction that results in the modification of the Company’s control is carried out, whatever occurs first. Regarding item (i), the Company will inform the market, via Material Fact, at least fifteen (15) business days in advance, the shareholders’ general meeting or the board of directors’ meeting to decide

Oi S.A. – In Judicial Reorganization

Minutes of the 183rd Board of Directors Meeting

Held on March 5th, 2018

upon the Capital Increase- New Resources so that its holders may have sufficient time to exercise the Bonuses and be assured their right of first refusal in the subscription pursuant to the Capital Increase – New Resources. The Bonuses’ holders will have to declare their intention to exercise their Bonuses by means of a Request of Exercise to be undertaken by its custodian to B3 or in writing to the Company, directing Banco do Brasil specialized agencies indicated in the disclosed Notice to the Shareholders. For all legal purposes, the date of exercise will be the date of receipt of the request of exercise by B3 or by the Company, as applicable; (f) Form and Issuance: the Bonuses will have book-entry form and will be automatically issued in the moment the shares object to the Capital Increase – Credits’ Capitalization are issued to their respective subscribers; (g) Price of Exercise: the price of exercise of each Bonus will be of the amount of Brazilian reais equivalent to USD 0,01 (a cent of U.S. Dollars) per new common share (“Price of Exercise”); (h) Subscription and Payment: the subscription of shares resulting from the exercise of the Bonuses will take place on the moment that this right is exercised and the payment of the subscribed shares will be undertaken upon the payment of the Price of Exercise, observed the rules and procedures of B3’s Central Securities Depository and Banco do Brasil, as applicable; (i) Periodic Update of the Number of Shares: Monthly, and until the Bonuses keep floating, a Board of Directors will be held to modify the amount of the capital stock, in case the exercise of the rights granted by the Bonuses took place during that time; (j) Rights and Advantages of the Exercisable Shares: the common shares of the Company’s issuance resulting from the exercise of the right granted by the Bonuses will be entitled to dividends that come to be declared by the Company from the date of the approval of the capital increase resulting from the Credit Capitalization by the Board of Directors and all rights and benefits that are granted to the other holders of common shares of the Company’s issuance; (k) Trade: the Bonuses will be traded at B3 from a date still to be disclosed by the Company. The Credits’ Capitalization will comply with the other conditions set forth in the Plan. It was recorded, still, that the Fiscal Council, on a meeting also held at this date, opine that they do not have any reservations about the Credits’ Capitalization criterion, considering that the Credits’ Capitalization is set forth in the Plan which was approved by the creditors and ratified by the Judicial Reorganization Court. VII. CLOSING: The relevant materials necessary to deliberate on the matters above were previously forwarded to the Board Members and comprise these minutes and have been filed with the Secretary of the Company. With nothing further to discuss, the Chairman adjourned the meeting, and these minutes were drafted, read and approved, and will be signed by Board Members who were present and by the Secretary.

Oi S.A. – In Judicial Reorganization

Minutes of the 183rd Board of Directors Meeting

Held on March 5th, 2018

Rio de Janeiro, March 5th, 2018.

Luciene Sherique Antaki

Secretary

Directors Present:

José Mauro M. Carneiro da Cunha Presidente da mesa	Luís Palha da Silva
Marcos Duarte Santos	Hélio Calixto da Costa
Marcos Grodetzky	Marcos Bastos Rocha
Ricardo Reisen de Pinho	Eleazar de Carvalho Filho

    Pedro Zañartu Gubert Morais Leitão

Oi S.A. – In Judicial Reorganization

Minutes of the 183rd Board of Directors Meeting

Held on March 5th, 2018